UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

DEPARTURE OF DIRECTOR
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

DEPARTURE OF DIRECTOR

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K containing certain information regarding the departure of an independent member of its Board of Directors (the “Board”). This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On August 14, 2013, the Company issued a press release announcing that Mr. Leo Puri, a member of its Board and an independent director under the applicable rules of the NYSE, has conveyed his intention to step down from the Board effective August 14, 2013. Consequently, Mr. Puri also steps down from the Audit Committee, the Management Development and Compensation Committee and the Investor Grievance Committee of the Board. This is pursuant to his appointment as the Managing Director of UTI Asset Management Co. Ltd, India’s sixth largest asset manager by size. Mr. Puri joined the Board on April 11, 2013.

A copy of this press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: August 14, 2013	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Press release of Infosys Limited, dated August 14, 2013